King & Spalding LLP
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Atlanta, Georgia 30309
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Alan J. Prince
Direct Dial: 404/572-3595
Direct Fax: 404/572-5133
APrince@kslaw.com

July 7, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz, Branch Chief – Legal

Re:	Carmike Cinemas, Inc.

Registration Statement on Form S-3

Filed June 8, 2010

File No. 333-167383

Dear Ms. Ravitz:

On behalf of Carmike Cinemas, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-167383) (the “Registration Statement”), together with the exhibits thereto. We are responding to the Staff’s comments contained in its letter, dated June 29, 2010. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

General

1. The opinion on page 2 makes the inappropriate assumptions that “(a) the Other Guarantors are corporations existing and in good standing. . ., (b) such execution, delivery and performance will not violate or conflict with any law. . . and (c) the Guarantees of the Other Guarantors will constitute a valid and binding obligation of such Other Guarantors under the laws of their respective states of incorporation.” An opinion may refer to another that opines that such is the case, but it may not make these assumptions. Please revise to delete them.

Response: The Company acknowledges the Staff’s comment; therefore, the opinion filed as Exhibit 5.1 with Amendment No. 1 has been revised to refer to the separate opinions of Alabama and Indiana counsel filed as Exhibits 5.2 and 5.3, respectively.

Amanda Ravitz

Securities and Exchange Commission

July 7, 2010

2. In addition, we note that your legal opinion is limited to U.S. federal law, the laws of New York, and the corporate laws of Delaware. However, we also note that two subsidiary guarantors are incorporated or organized in states other than New York or Delaware. Please revise your legal opinion so that it also covers the laws of those respective jurisdictions or file separate opinions

Response: In response to the Staff’s comment, the Company has filed separate opinions of Alabama and Indiana counsel with Amendment No. 1 as Exhibits 5.2 and 5.3, respectively.

* * * *

If we can be of any assistance in explaining these responses or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince
Alan J. Prince

cc:	Tarik Gause – Securities and Exchange Commission

Lee Champion – Carmike Cinemas, Inc.